Filed by Alliance Data Systems Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Conversant, Inc.
Commission File No.: 001-31357

The following is a transcript of an investor conference call held by Alliance Data Systems Corporation at 8:30 a.m. Eastern time on October 16, 2014. While every effort has been made to provide an accurate transcription, there may be inaccuracies due to typographical mistakes, inaudible statements, errors, or omissions. Alliance Data believes that none of these inaccuracies is material.

CORPORATE PARTICIPANTS
 Julie Prozeller FTI Consulting - IR
 Ed Heffernan Alliance Data Systems Corporation - President & CEO
 Charles Horn Alliance Data Systems Corporation - CFO
 Melisa Miller Alliance Data Systems Corporation - President of Retail Credit Services

CONFERENCE CALL PARTICIPANTS
 Sanjay Sakhrani Keefe, Bruyette & Woods, Inc. - Analyst
 Kevin McVeigh Macquarie Research - Analyst
 Ashish Sabadra Deutsche Bank - Analyst
 George Mihalos Credit Suisse - Analyst
 David Togut Evercore Partners - Analyst
 Tulu Yunus Nomura Securities - Analyst

 PRESENTATION

Operator

Good morning and welcome to the Alliance Data third-quarter 2014 earnings conference call.

(Operator Instructions)

In order to view the Company's presentation on their website, please remember to turn off the pop-up blocker on your computer. It is now my pleasure to introduce your host, Ms. Julie Prozeller of FTI Consulting. Ma'am, the floor is yours.

Julie Prozeller - FTI Consulting - IR

Thank you, operator. By now you should have received a copy of the Company's third-quarter 2014 earnings release. If you haven't, please call FTI Consulting at 212-850-5721. On the call today from Alliance Data we have Ed Heffernan, President and Chief Executive Officer; Charles Horn, Chief Financial Officer; and Melisa Miller, President of Retail Credit Services.

Before we begin I would like to remind you that some of the comments made on today's call and some of the responses to your questions may contain forward-looking statements. The statements are subject to the risks and the uncertainties described in the Company's earnings release and other filings with the SEC. Alliance Data has no obligation to update the information presented on the call. Also on today's call our speakers will reference certain non-GAAP financial measures, which we believe will provide useful information for investors. Reconciliation of those measures to GAAP will be posted on the Investor Relations website at www.alliancedata.com.

With that, I'd like to turn the call over to Ed Heffernan. Ed?

 Ed Heffernan - Alliance Data Systems Corporation - President & CEO

Great. Thanks, Julie. Welcome, everyone, to another earnings call. I know everyone has a bunch of companies reporting, so we will try to move with pace today. Joining me today is, of course, our always informative Charles Horn and Melisa Miller, who is our President of our card group. Charles is going to discuss the operating results, Melisa will do a deep dive on private label and I will wrap up with a discussion of our increased 2014 guidance and the initial cut at 2015. Charles it is all yours.

 Charles Horn - Alliance Data Systems Corporation - CFO

Thanks, Ed. Entering 2014 we expected earnings to accelerate as 2014 progressed. What we saw was a building backlog of business we needed to get in front of. Accordingly, we added infrastructure, primarily personnel, early in the year to support the growth coming later in the year. For the first half of 2014, this human investment had a dampening effect to our profitability as we were yet to leverage the increased payroll expense. Now that the new business is ramping, we are realizing solid expense leveraging.

For the third quarter, revenue increased 20% to $1.3 billion driven by double-digit organic growth, while adjusted EBITDA net increased 15% to $376 million. This compares to a 6% growth rate for the first half of 2014. This improvement in EBITDA flow-through, combined with a 9% decrease in diluted share count, drove a 36% increase in EPS and 30% increase in core EPS. We expect to see this trend continue in the fourth quarter of 2014.

A final note, and then we can quit talking about it, the convertible notes are gone and the warrants have been settled. The 59.9 million diluted shares outstanding is a clean number moving forward. Now, that number is before any shares issued as part of the pending Conversant acquisition.

Let's turn to the next slide and talk about LoyaltyOne. LoyaltyOne's revenue increased 52% to $324 million for the third quarter of 2014 mostly driven by BrandLoyalty, which added $110 million to the top line. AIR MILES revenue was $214 million for the third quarter of 2014, flat with the prior year but up 5% on a constant currency basis. The Canadian dollar was down 4% year-over-year creating a $10 million drag on revenue for the third quarter. Adjusted EBITDA increased 25% to $78 million for the third quarter of 2014. BrandLoyalty contributed $21 million gross, our $13 million net of the non-controlling interest for the quarter. BrandLoyalty's EBITDA margin improved to 30 basis points to 19% as improved pricing on program merchandise flowed through to the bottom line.

For AIR MILES, adjusted EBITDA was $57 million for the third quarter of 2014 down 9% from the prior year and down 4% on a constant currency basis. The better redemption margins did not completely mitigate the decline in breakage revenue for the third quarter. Adjusted EBITDA margins for AIR MILES remained strong at 27%. AIR MILES reward miles issued were down 4% compared to the third quarter of 2014. The decline is primarily due to number one, the Sobeys purchase of Safeway, which negatively impacted issuances. Numerous Safeway stores were closed in order to comply with government legislation.

As legacy Sobey stores roll into the AIR MILES program, we should see this pressure abate. Number two, less promotional activity by two of our large sponsors in the third quarter of 2014 compared to the same period last year. This is largely a timing issue, as our sponsors tend to vary promotional periods between years. Our expectations now are for about 2% growth in issuances for 2014. AIR MILES redeemed increased 12% compared to the third quarter of 2013 driven by the ongoing success for our instant reward program, AIR MILES Cash. Just a note, so you remember it, redemptions we associated with AIR MILES Cash do not have any effects to our breakage rate. We also saw a little bit of increased redemptions related to flight and other travel redemptions.

Turning to BrandLoyalty, this European based business continues to expand overseas. Most recently we moved into Canada, supporting our AIR MILES client Safeway Canada, is on track to deliver over 30% revenue growth for 2014. Contributing to the growth rates we have been able to deliver on two-way revenue synergies, whereby both BrandLoyalty and the LoyaltyOne Canadian business have benefited. Looking ahead, we expect a strong fourth quarter, driven by promotional activities associated with the holiday season.

Lastly looking at Dotz for a quick update. The Brazilian coalition loyalty business added another 0.5 million of collectors during the third quarter bringing the total number of enrolled collectors to approximately 13 million. That was our target for the end of 2014, so we are ahead of schedule. Dotz is also continuing to expand its geographical footprint and will be launched in a few additional markets by year end.

Let's flip over to the next page and talk a little bit about Epsilon. Epsilon's revenue increased 6% to $378 million for the third quarter of 2014, once again driven by growth in its technology offerings. Technology revenue increased 10% year-over-year driven by the ramp up of new clients throughout several verticals and increased digital volumes. Agility Harmony saw over a 20% increase in volumes compared to the third quarter of 2013, the growth attributable to both new clients and expanded programs with the existing ones. As the Harmony program continues to evolve to meet client needs, it will expand on its current capabilities and enrich its multi-channel approach to marketing.

While we haven't talked about the pending acquisition yet, Conversant's capabilities will immediately [beef] up Harmony's growing display, mobile, video and social digital channels. Data offerings reversed last quarter's slowdown, growing 6% compared to the prior-year quarter. Growth was fueled by increased demand in the online space from both large existing clients and several new online ones. Similar to the new wins in technology, we expect to see this momentum continue through the balance of the year as this new business ramps during the quarter.

Lastly, Agency's revenue grew 3% during the third quarter of 2014. Strength within the auto sector was slightly tempered by softness experienced within a few other verticals. In addition, we are slightly behind from the rollout of two new Agency clients, so we didn't flow through the revenue we expected for the third quarter. However, we expect the revenue growth rate to pick up in the fourth quarter as these two clients start to onboard. Adjusted EBITDA increased 7% to $84 million for the third quarter of 2014. EBITDA margins improved by 30 basis points from last year, primarily due to a shift in products mix toward our higher margin technology offerings.

With that, I will turn it over to Melisa to discuss Private Label.

 Melisa Miller - Alliance Data Systems Corporation - President of Retail Credit Services

Thank you, Charles. Good morning, everyone. I'm delighted to be your wake-up call this morning.

Let's go ahead and turn to slide 7. I am really pleased to report that Private Label's continued strong revenue and income growth was once again fueled by increases in both cardholder spending as well as a number of new signings. For the 11th consecutive quarter revenue grew by double digits, increasing 17% versus Q3 of last year. Our revenue growth out paced our expense growth by 3%, as Charles mentioned, further widening the operating efficiencies we began seeing in the second quarter. Provision expense increased 26%, as we needed to provide for the large increases in receivables. This performance really underscores the importance of making the right upfront investments even if it upsets the applecart a bit when it comes to quarterly earnings.

Specifically, you may recall that we hired nearly 1,000 new associates at the beginning of the year to handle the significant number of new client signings and the expansion within our current brand partners. This caused a great deal of pressure on our first-half performance, but was really essential to getting a number of new programs up and running both on time and with the quality delivery our brands have come to expect from us. Today we see the pay off. Earnings, EBITDA, net of funding costs, jumped this quarter to over 18% versus the prior year, and tripled the growth during the first half of this year.

Let's turn now to slide 8 and discuss some of the fundamentals that are really driving these results. Our receivables growth continued to be driven by a very balanced approach of strong, organic growth within our core, which we define as our pre-2012 partners, as well as new partners and acquired portfolios. In terms of organic growth, we continue to see credit sales as high as 3 times that of our brand partners' total sales. This performance has been and continues to be the result of leveraging rich data for deep insights across multiple delivery channels. And where measurable, we saw an increase of tender share north of 175 basis points versus Q3 of 2013.

Credit sales were up 23% overall, with our core sales growth up 12%. We continue to emphasize the core growth because it truly demonstrates our commitment to deliver consistent value and growth to our long-standing relationships. And, we would tell you we do this while simultaneously adding new partners, fueling our high-growth model. In summary, this leads to another quarter of average receivables growth north of 20%. For the quarter we saw total growth rate of 22% with organic growth up 20%. This is against a backdrop of a moderate post-recession growth rate in the low single digits for total consumer revolving debt.

Not only do we continue to drive value for our legacy partners, but we've achieved this growth rate by also increasing our new relationships as well. You see us deliberately transition in recent years in moving from adding 5 or so new partners per year, which was giving us roughly a $400 million vintage of average receivables and roughly a 10% growth rate to today, where we are adding around 15 new partners per year translating into about $2 billion in vintage receivables and a 20% or better growth rates. We expect this receivables growth to continue in to Q4 and 2015.

We will continue to onboard a number of a previously announced partners. We are delighted to welcome Meijer and BJ's Wholesale Club in addition to new partners not yet announced. Our portfolio quality improved this quarter with a principal charge-off rate of 4% for Q3, a full 30 basis points better than the comparable period in 2013. This rate also compares favorably to the 2Q rate of 4.5% reflecting normal seasonal trends.

Trends are now suggesting that our charge-off rates have bottomed out, although we still expect to see stable loss rates in 2015 due to the mix of our new partners. Delinquency rates are down year-over-year at 4.4% versus 4.5% this time last year. Looking forward, we expect to see delinquencies follow typical seasonal trends off this Q3 level and do not anticipate any pressure on our forecasted losses for the year.

Now let's transition to our outlook for further growth in 2015 and beyond. By year end, we will have north of 135 coveted partner programs generating over $10 billion in ending receivables. We believe the total market for this highly customized, data-intensive, white-glove approach is about three times our current state or roughly $30 billion and it's represented by about 400 companies.

These stats really confirm that our proven track record of 20%-plus growth over the last several years still really has tremendous runway. You will see us continue to selectively engage new potential partners, most of which have either never had a program or abandoned an existing program in the past. When you combine the growth potential of these startup card loyalty programs with our demonstrated growth across existing partners, we would expect to average similar growth rates over the next several years. You will see that roughly 3/4 of this growth will come through a combination of tender share growth at our existing long-term partners and from the ramp up of these new brands, and the remaining 25% will come from program acquisitions where we transition an existing program from another issuer.

You've asked us previously to comment on why partners are choosing us, and we would tell you the answer is still the same. Our partners today are under tremendous pressure. Shoppers are clearly more informed now than they ever have been before and are demanding the best possible value. The old-school ways of driving sales through just general promotions are simply no longer optimal for our brands or relevant for our customers. Instead, partners realize that different customer segments need different marketing approaches. To understand the customer best you need deep, rich data, specifically first-party transactional data and that is where we come in.

It's not new news to anyone on the phone that we are a marketing company solely focused on driving spending and loyalty. Today, across our 36 million active card holders, you will find one of our partner cards in the wallets of 1 in 10 adults and 1 in 5 women. As we expand into new markets and products like co-brand, we're seeing shopping trends that point to even greater potential for penetration. For example, specifically for those co-brand partners that had a previous program, we are demonstrating our ability to grow the relaunched program faster than their prior experience. And, we are seeing that our co-brand card holders are spending more and are more engaged than comparable non-card holders.

Simply put, we have taken the best of what we know from 20-plus years of a customer-first, brand-first, private-label approach and combined that with a deeper view into the card holder's lifestyle via their co-brand spend outside of their favorite brand. In addition, we continue to invest and innovate and expand our presence in all channels where our brand partners and card members interact. This includes our very own mobile virtual card that allows our card holders to access their card, and all of the benefits that go with it, via their smart phone.

We thought it made sense while we were on the phone today to really take this opportunity to address some of the recent articles around Apple Pay and similar emerging payment tools. We want to be very clear when it comes to presence in markets, Alliance Data and our partners will enjoy flexibility and choice. We will, however, take a more equal opportunity approach by making tools available that support virtually all iPhones, Androids and other card member tools so that our folks can choose a solution that's best suited for them.

I can tell you today we don't believe the swipe is broken. Our active card members choose to carry their cards for the unique and full suite of loyalty offerings that the card provides. That said, we acknowledge that wallets really are intriguing to consumers in general, as it does create a level of security and in some ways convenience they tell us they also value. But our card members have also told us that they want to interact with their favorite brands beyond just a secure purchase feature. So we believe we can enhance the card member experience while combining convenience, value, security and wrap it in a large bow with our signature loyalty model.

Our strategy is going to be to exist alongside wallets like Apple Pay while take in the card member expense beyond payments as we do today. Now, to continue to do this effectively we will retain the ability to collect first party enhanced transactional data, which as you know cannot be done through some of the proposed solutions you've read about lately. It is really this type of data that fuels the unique loyalty offerings our card members value. Let me walk you through a verbal representation of how we view adding value in this space while retaining access to that treasured, first-party transactional data.

Let's turn, if we will, to page 9. Imagine for a moment that Amanda is browsing through sweaters at her favorite store. She uses her mobile phone -- again any mobile phone, not just an iPhone 6, to scan a QR code, accepting an invitation to apply for a card. Our fast track app downloads and with very few strokes Amanda completes the application. It really is very quick. Remember these tools were all developed for retailers at point of sale.

Within seconds of submitting her application, Amanda receives an approval and, magically, her digital card is displayed and ready for shopping. Amanda can now immediately view her credit line, accept in-store customized offers, and when she finishes her shopping and pays using her new mobile card, she consistently spends 40% or more by using her mobile device than she will spend in any other channel. As she leaves the store, she can now view her digital receipts, her rewards points that she has earned for her purchase and began to interact with her favorite brand. We view this approach to be far more holistic representation of what our brands are telling us they need and our card members tell us have value. What is important for the team to note is this is all in market today, so we don't have to wait for our brand partners to enable NFC technology on their end.

On a final note, we received a number of inbound inquires from some of our major partners asking about the Conversant transaction. They've really notice that Amazon, in particular, has moved to utilize its first-party transactional data for targeted display ads, and our partners are really seeking ways to counter that activity and view us as a trusted third party to protect their most important assets, their data and their customers.

We have covered a great deal here. I will close with a brief summary. We would tell you that the outlook remains very, very bright. We have locked funding costs, stable credit quality, strong receivables growth, we're seeing operational efficiencies and access to the golden standard of unique transactional data and the privilege to serve highly engaged brand partners. We would tell you that all is good within our line of business.

Charles back to you.

 Charles Horn - Alliance Data Systems Corporation - CFO

Thanks, Melisa. Let's flip over to page 10 and we will do a quick update on liquidity. At the corporate level, our liquidity increased to $1.4 billion at September 30, 2014, after we issued $600 million of new term notes during the third quarter. Year to date, we've spent about $500 million on the BrandLoyalty acquisition and the share buyback program.

Liquidity at our banks remained strong at $3.7 billion. We continue to take advantage of receptive debt markets and only lower our current funding rates but also lock in longer term fixed-rate money. Approximately 78% of our bank borrowings are fixed rate, with an average maturity now of about 22 months. No dividends were paid to the ADS parent during the quarter, as we retained capital at the banks to support the onboarding of approximately $600 million in acquired credit card portfolios during the fourth quarter of 2014. We expect the dividends to resume to the parent company at the beginning of 2015.

Lastly, the buyback program was suspended during the third quarter due to the pending Conversant acquisition. Year to date we have spent $218 million of our $400 million Board authorized program. We remain committed to the buyback program and will look to resume buy backs post closing of the acquisition.

With that, I will turn it over to Edward.

 Ed Heffernan - Alliance Data Systems Corporation - President & CEO

Great, thanks, Charles. Before we hit FY14 guidance, I just wanted to finish up on any final comments on Q3. To me, the takeaways in Q3, it's pretty hard to find a lot of warts on the quarter. In fact, I think the big concern that I think people expressed to us for the first six months of this year was all about the upfront loading of 1,000 people that we brought onboard -- and will that eventually pay off in enhanced revenue and earnings in our card business? Clearly, we saw today that, that's exactly what did take place.

Moving EBITDA growth in that business from 6% in the first half to 18% in Q3 really demonstrates the benefits of taking a little pain up front for the big gain going forward. I think that is the big story, that it was proven out that, that was a good use of our time, energy and investment. We appreciate those who are being patient as this plays out.

I would say also in Q3, I think BrandLoyalty, again, continues to outperform our expectations. As I've mentioned before, they did about $55 million all-in, in terms of EBITDA last year. They're going to do close to $100 million this year. That business is absolutely booming over in Europe, primarily, despite a lot of the macro winds that are out there. In fact, the business is the type of business that will tend to do extremely well in a slowing environment from a macro perspective because it has to do with loyalty programs giving value to the consumer at the supermarket. It actually is almost counter cyclical, which is good news.

I would save the one data point that, frankly, I think was disappointing was the fact that our AIR MILES issued in Canada was light. As Charles talked about, some of that was timing and are primarily timing from when we were going to get the Sobeys conversion of accounts into the system. That has been delayed till Q4. Nonetheless, that was a bit of a surprise in Q3. I think Q4, hopefully, it looks like it's snapping back pretty nicely, but other than that, overall, I think everything else came in where we wanted it to.

With that being said, let's go to the page that has 2014 guidance on it and we will go right to the bottom line, which is we had strong over performance. We will once again bump up our core EPS to $12.40. To remind folks, we first increased guidance in February when we reported Q4 of 2013. Then, we increased in Q1, increased in Q2, increased in Q3, so needless to say I would suggest there is a trend there. It looks like we're going to wind up the year very nicely. If trends continue, hopefully, we will finish up the year with some additional good news.

That being said, we also want to call out the fact that we are bringing on a lot of new business in our card side. As Charles has talked about in the past, the way it works, which is a little bit, frankly, goofy as far as I am concerned, is that you have to load up your reserves, and hence take expenses before you actually generate the revenues from those files that are coming onboard. That will dampen a little bit what Q4 might be from a run-rate perspective, but all it does is defer the profits out until the following year. It's, once again, a bit of a timing thing and a bit of a headache from an accounting perspective, but the net result is you are not losing profits, you're just deferring them. That being said, we still expect our earnings to be up almost 25% to $12.40 a share from $10 the prior year.

Of significance to me, of course, is the fact that the organic growth is so strong. In a weakening macro environment, from what everyone seems to be saying, in fact what we are looking at is an organic growth rate that is almost 4 times real GDP. That is actually above our long-term growth of about 3X GDP, so that bodes extremely well as we move from 2014 into 2015. Revenue we expect north of 20% of which 10% of that is purely organic growth rate. Also you are seeing that the adjusted EBITDA is going to come in, in the mid teens. Again, that was one of the areas of concern earlier in the year from folks we've heard from regarding the single-digit growth rate. Again, that snapped back very nicely as those programs have ramped up. Bottom line is, very strong organic growth this year of 10% or more.

BrandLoyalty, again, is probably gets the gold star, in terms of top line will be up 30%, EBITDA up over 60%. Then, despite the weakness in terms of the Canadian consumer as well as the issuance side, AIR MILES itself is in fact growing this year. We expect both revs and EBITDA to be up a couple of points for the year once you adjust for the Canadian dollar. The business is growing and we look for a fairly strong jump off for 2015. Epsilon is running 7% top, EBITDA up around 5%. Then finally, we talked about Private Label top line is running around 17%, adjusted EBITDA net around 15%.

All the businesses are growing. I think one of the nice things about our model, for people who have listened to me at least for 54 quarters, is that our businesses cycle at different times. That actually lends itself to a nice strong, consistent performance year in and year out. Taken as a whole, we expect to finish this year very strong with consistent growth as we jump off into 2015.

Let's turn the page and talk about the initial cut at 2015. Obviously, everyone is, I guess, enthralled with what is going on in the world today and the macro winds and concerns about double-dips and triple-dip recessions and everything else. From our perspective, what is refined is, the good news is we have very strong visibility into 2015 the way our businesses are structured and the way things ramp up here. As I've told people in the past, there are many times where we announce real big deals, real exciting deals with new clients but they don't mean anything to the current year. It's really drives the following couple of years. That is the case here.

What we did is we layered in the Conversant deal expecting that to close by year end. With that we would expect revenues to be about $6.6 billion next year up 25%. We would expect our core EPS to grow around 20%, somewhere around $14.80 to $15. Again, keeping in mind that we are just putting a stake in the ground at this point of the year. Obviously, we will refine it as we have in the past, as the quarters play out. This is guidance that we think is pretty solid. Adjusted EBITDA, and we're approaching $2 billion on that, so it is just really beginning to crank up from that perspective.

I think that should hopefully give people some comfort in the sense of two things. One is, in 2014 we had that concern in the first half that has played out very nicely in Q3 and will in Q4 about bringing on all those folks. That was a pretty good bet that we made. I think the acquisition of BrandLoyalty has performed better than expected. I think that was also a pretty good bet that we made. So, as we move into 2015, I think we can feel comfortable with these numbers as a good starting point.

One of the things that I have here flagged that Charles keeps telling me to mention is the fact that because of the very, very high growth rate in the card business and the buildup of those receivables, again, what you are doing is you are deferring or dampening the results of 2015 by as much as $0.25 because you are essentially bringing on a huge book of business. You have to reserve for it, and that defers the benefit out into 2016 and 2017. Quite frankly, in my opinion, if we can grow earnings 20%-plus, we could have organic growth in the double digits and we are still setting up tremendous visibility for 2016 and 2017. We will do that all day long, but I can now take the sticky off the page that Charles made me put on there.

Let's go into the specifics for 2015 for Private Label. As Melisa talked about, it's, again, it's one of those interesting businesses where in the past, prior to the great recession, we tended to grow a couple of points faster than consumer revolving debt, which used to grow about 7%. Then, consumer revolving tanked and has grown, virtually, not at all for the last five or six years, maybe a couple of points. Yet, we are growing the receivables 20%-plus. Clearly, what is going on is the migration of the clients away from the general spend in brand building and towards the very specific, first-party data driven, targeted marketing that we specialize in. That continues to be a trend that we are going to ride for a long time.

As a result, we would expect Private Label to have another very strong year at a couple billion [dollars] of receivables for 2015. We would expect, with that growth rate, obviously, you're going to have a bit of compression on your yields as you ramp up those programs, nothing to severe, however. We don't see any reason why we shouldn't target another $2 billion of new signings for 2015. The pipeline looks quite strong. As Melisa also mentioned, we're not seeing anything out there that suggests some big jump on the loss rate or funding rates or anything like that.

Most of our funding book is locked down. Loss rates look extremely good as we go into 2015. As we have said the last couple of years, we're not going to make our money on riding losses down or funding costs down. We're making our money on growing the business itself. That continues to be the game plan going forward. I think we are in good shape there. Of interest, I think, is also something that people should know, which is, in a rising rate environment, actually our profits are enhanced because our book of funding is fixed and yet our assets, which are the cards, actually adjust upwards. It's a little bit the reverse of what people think.

Overall, we would expect high double-digit revenue and low double-digit EBITDA growth for 2015. In Loyalty One, specifically we're talking about the AIR MILES program. We do see the return of mid single-digit top-line growth and high single-digit EBITDA growth for the AIR MILES program. From what we're seeing in the backlog, it does look like we're going to have a pretty decent 2015 on the AIR MILES side, which is nice. We are seeing a build in terms of sponsors who are stepping up and wanting to get ahead of this consumer weakness and spend some more. So we expect issuance to be up 4% primarily because of that and also because, quite frankly, the comps are a lot easier.

At BrandLoyalty, it's a little bit of who knows at this point whether they're going to slow down to the mid teens growth, but I think we will put a stake in the ground and say we would like to see mid teens growth in both top line and EBITDA. For BrandLoyalty that would be a very positive thing. What we're seeing right now is, we would expect a very strong jump in the first half of the year already based on what they have booked. That seems to be a business that continues to chug right along regardless of the macro winds.

Finally in Brazil, the program keeps growing. It is one of those things where it is not in the financials. It is not on the balance sheet. It's an asset that is going to be very valuable, that is very valuable, we own 37% of it and we continue to grow collectors. We would expect another 3 or 4 million collectors to be added in Brazil during 2015. Again, our goal is to get to 25 to 30 million collectors. At that point, hopefully, the financials will begin to resemble that of the Canadian AIR MILES program. We also expect a launch in at least one of the two major regions, if not both. So that is Private Label loyalty.

Let's go to Epsilon. Pretty much a lot of the same. High single-digit organic rev and adjusted EBITDA growth. We have a decent backlog. We continue to see a balanced growth profile for Epsilon as we move into 2015. We are getting a lot, a lot of interest is coming out of the desire to have loyalty platforms built for the major companies across the world because of the fact that if it is not going to be a private label card, a general loyalty program also allows us to access the first-party transactional data and then do what we do here. So, huge amount of interest in launching new loyalty programs.

One of the really nice things, also in Q3, I'd say if I could highlight it, would be, obviously, we spent a whole bunch of money on the new digital platform called Harmony. It was very nice to see that our transactions had bumped up into the 20% growth range for the first time in many, many years. It looks like the Harmony platform is being received extremely well, and that is also very important as we talk about Conversant.

Speaking of which, the deal with Conversant we still expect to add about $670 million top, about $230 million in revenue and EBITDA, Again, we have not factored in to the nums at this point, the revenue or cost synergies. We just do not know when the deal is going to close. We're assuming year end. Again, we will update that as the year progresses. We certainly expect to get something, and we expect high single-digit organic top and EBITDA.

Probably the most important thing to us is to get off the mark quickly and get things set up such that we can have the Conversant folks integrated with, especially Melisa's folks. We're getting a lot of interest, especially from the Private Label clients, in terms of what do we do to counter what Amazon just announced, which is using their own first-party data to do targeted display. We need to offer a solution to our 135 clients. We want to arm them with the toolkit that is second to none. That is the critical thing we do right out of the gate. If we can get that done, I think we will be in good shape.

Consolidated, we are looking at over $1 billion of free cash flow before regulatory support. You can read the rest terms of interest expense and earn outs and everything else. The bottom line is that we expect, regardless of the macro environment, to have a very significant 2015 following this year's very strong performance.

I know we're running long, but I think it was important that Melisa got a chance to share with you what we are doing on the digital side in terms of the virtual cards and everything else because there was a lot of noise and bad information out there when Apple Pay was announced. We have got a pretty slick solution, which I think is going to be fun.

To finish up is just a little look at the past, the present and the future. What we decided to do is go all the way back before the big recession hit and say -- all right, how were be doing? How did we do during the worst recession since the Great Depression and how have we done during the recovery? This should give people a great deal of comfort in terms of, we're not going away regardless of what the macro environment does. Frankly, I think the macro environment in the US, from what we're seeing on cardholder spend, from what we're seeing on credit quality would suggest that I think we're going to have a holiday that is going to be slightly better than last year. It won't be huge, but it certainly will be better from last year from everything we're seeing.

We're seeing the American consumer at least being very cautious in terms of leveraging up, which gives us a great deal of comfort in terms of the ability to continue to grow. At the same time, you can say whatever you want about the jobs being created but you still added three million jobs, you're going to add income to the economy. We think that the macro environment, especially here in the US, is quite good. As we move into 2015, everyone would like it to be stronger, it won't be. Nonetheless, this is a perfect environment for us.

You'll see that we tend to play through pretty much anything. If you were to go back all the way to 2007, I think what you'll find is that we are very consistent in terms of what we are printing since 2007 and including the great recession. Revenues and EBITDA and earnings have gone up at an annual rate of 16%, 14% and 18% respectively. That compares to the overall market, which is roughly 2% top line and 5% in operating earnings. The model continues to be a strong out-performer vis-Ã -vis others in the marketplace. As a result, shareholders have been rewarded with an annual return of 18% since 2007, again versus 4% for the overall market.

The bottom line of all of this is we expect a very powerful combination of high growth, strong free cash flow and consistent earnings. Businesses will cycle at different rates. As we look into 2015, we expect to see another very strong year. The final note I will mention is that there's been a lot of questions on the Conversant deal. Frankly, I think there's a lot of things that will clean themselves up as 2015 progresses. First, and probably one of the most prominent ones, is that they have a model that is difficult to really predict in terms of the quarters and as a result it's been a hit or miss type approach with Wall Street in terms of guidance. Once we fold it into us, certainly, we can take care of that very quickly as it smooths into the overall bigger entity itself.

Also the legacy commodity type businesses there continue to burn off. It's going to be less than 20% of the overall Company. Overall, as Melisa talked about, what we are focused on is the transition of that business into a business where retailers view Conversant as the trusted, third-party to hold their most valuable asset, which is there data. We will use that data along with the data that we have at Epsilon and at Private Label for those clients and use that to, again, have a toolkit that is second to none for the marketplace.

When you put all the pieces together, you will have the ability to have first-party data, the analytics, the marketing, the creative and the distribution across both old channels as well as the newer digital channels and the emerging channels in targeted display. I appreciate everyone's patience. Again, I understand it is a challenging environment out there in the markets, but I can tell you from our perspective, we feel very good about the rest of this year and we feel very good about 2015.

That being said, we will open it up for a few questions and let everyone get back to work.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Sanjay Sakhrani, KBW.

 Sanjay Sakhrani - Keefe, Bruyette & Woods, Inc. - Analyst

First question on AIR MILES: I guess you guys are expecting some pretty strong growth in the fourth quarter. How confident are you guys in terms of issuance? Then, if it is supposed to be that strong in the fourth quarter, why can't it be stronger next year? Is that just conservatism that you are baking in?

 Charles Horn - Alliance Data Systems Corporation - CFO

I'd say there's two answers to that, Sanjay. I'd say one is: We do expect more promotional activity by some of our larger card sponsors in Q4.

The other part of it is: We do expect some of the Sobeys legacy stores to get into the program in Q4. We'd hoped to do it in Q3 -- ran a little bit late. So, I do expect to get a little lift in Q4 from that.

Then, the second part of your question, could we get a little upside to 2015? Sure, there's always some potential for upside.

 Sanjay Sakhrani - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. Then the follow-up -- just two questions on Private Label. I appreciate you guys talking about the impact of reserve builds from inorganic growth, but aren't there additional impacts from growth, like goodwill amortization, merchant incentives, et cetera, that also weigh in on results in the first year of operations?

Secondly, Melisa, maybe you could just talk about, since we have you on the line, how much of your discussion when you are winning these deals is around price? How many times are you the lowest price when you win the deal? Then, secondly, are you talking to Apple about ways you could partner together? Thanks.

 Charles Horn - Alliance Data Systems Corporation - CFO

I will take the first one, Sanjay, and I will look at it from a core EPS standpoint. You are right: We were somewhat conservative in what we gave you. In fact, we only isolated the provision build.

Beyond it, when you acquire portfolios, particularly late in the year, you do get a couple of negative effects. The first one you are talking about is more your FAS 91. By fair value in your acquired portfolio, you're not getting any revenue stream coming from the acquired file as it starts to turn.

The other piece of it is, to your point, the customer give-backs usually are tied to credit sales. In month one and month two, following the acquisition of the file, you will be paying a percentage back to the client as part of the credit sales. The AR starts to stick after your second cycle, your third cycle, so you start getting your revenue in month three and four.

So, there is a timing disconnect there. That, obviously, is an additional drag on core EPS as well. But what we highlighted was purely the provision build because it is easiest to calculate.

 Melisa Miller - Alliance Data Systems Corporation - President of Retail Credit Services

Morning, Sanjay, I will take the two questions with respect to price value and Apple Pay. We'd tell you the criteria that we use when we embark on a journey to win a brand is really around, first and foremost, does the partner see this as a loyalty tool? Can we get access to that cherished data that we can then use to create what we would tell you is the biggest element for us, which is generating incremental sales?

Across all of our brands, we've done the math a zillion times. We estimate that between 35% to 40% of the sales that we generate are truly incremental to the brand. Then, we work on: What is the deal structure that works for the brand and for us?

So, that was a long-winded answer to, no, price is not the driver. We have got some folks that probably wish that would be, but that is not how we win deals.

With respect to Apple, yes, we are talking to them about what would be the criteria or what would be involved in making general-purpose cards available to be used in this new environment, should card members choose to do so.

 Sanjay Sakhrani - Keefe, Bruyette & Woods, Inc. - Analyst

Okay, great. Not Private Label though?

 Melisa Miller - Alliance Data Systems Corporation - President of Retail Credit Services

No, not private label. We currently have no plans to do that, Sanjay. We believe the offering that we describe presents a very rich experience, and our brands are simply not going to want to have their customer relationships impacted for the sake of tap-and-go convenience.

 Sanjay Sakhrani - Keefe, Bruyette & Woods, Inc. - Analyst

Okay, great, thank you.

Operator

Kevin McVeigh, Macquarie.

 Kevin McVeigh - Macquarie Research - Analyst

Ed or Charles, it seems like your organic growth relative to where GDP continues to step up on a multiple basis. Is that primarily the Private Label or is that just all businesses firing on cylinders here?

 Charles Horn - Alliance Data Systems Corporation - CFO

I think it is a situation where you've got very strong organic growth pretty much across the business except for AIR MILES. AIR MILES is a little bit rough this year.

But if you look at BrandLoyalty, you've got 20%, 30% organic growth. Strong high single-digit organic growth within Epsilon -- pretty much all organic. Then, you're seeing a very high 17%, 18% organic growth rate within Private Label.

The only one not there currently is AIR MILES -- about 2% growth this year on a constant-currency basis. Clearly, it's one where there's a few things going on in the market that's limiting it, but overall, I would say across the board very strong organic growth, just a little bit of softness at AIR MILES.

 Kevin McVeigh - Macquarie Research - Analyst

Got it. With EBay splitting PayPal in two, how are you folks positioned to capture incremental opportunity off that split?

 Ed Heffernan - Alliance Data Systems Corporation - President & CEO

I think it is too early to tell at this point. We have a partnership with PayPal that seems to be going pretty well, so we will continue to ride that. Otherwise, your guess is as good as mine.

 Melisa Miller - Alliance Data Systems Corporation - President of Retail Credit Services

Structurally, it would have no impact.

 Kevin McVeigh - Macquarie Research - Analyst

Okay, thank you.

Operator

Ashish Sabadra, Deutsche Bank.

 Ashish Sabadra - Deutsche Bank - Analyst

Solid results. A quick question on the FY15 revenue growth guidance, and maybe a follow-up to an earlier question. Basically, now you're guiding to more like 12.5%, 13% organic growth, which is an acceleration from 10%. With all the [big deals] that you have signed up over the last two years and going forward, should we see an uptick in organic growth going forward?

 Ed Heffernan - Alliance Data Systems Corporation - President & CEO

I think -- again, we don't want to get too far over our skis here. What we're looking at, again, is our model is: Let's do organic 3 times what the market or GDP is. What we are seeing, you are correct, is that it has accelerated from 3 times to more like 4 times.

I think a lot of that has to do with just this massive shift in clients' spend away from all the brand build spend and into the data-driven targeted marketing. That's a secular trend over and above what is going on in the macro environment, and we're the beneficiary of that. That is one of the reasons why you are seeing the tick up, but let's not get too far over our skis. We could probably say 4 times GDP organic for next year, but that's about as far as we'll go at this point.

 Charles Horn - Alliance Data Systems Corporation - CFO

Ashish, the other thing you need to pick up on is the acquired files we're doing late in the year. From an acquired file standpoint until it turns 12 months, that is considered non-organic or inorganic. So, that is where you're getting that pick up by doing the simple math at 12%, is the acquired files were hitting in Q3 and Q4 this year.

 Ashish Sabadra - Deutsche Bank - Analyst

That's great. Okay. Just quickly on the EPS guidance: This time you have given a range; traditionally you just give a number. I was just wondering if there is a change in philosophy on your guidance? Is it still the same conservative guidance would be then raised? Should we expect that going forward?

Ed Heffernan - Alliance Data Systems Corporation - President & CEO

We would never say it's the same conservative guidance. What we always do is -- it is consistent with -- look, it is October. We haven't even done Q4 yet, but based on what we are seeing, what we are saying is: The stake in the ground is the $14.80 to $15, which we feel very comfortable with. Should things continue to go well as the year plays out, we will revisit that. We're not going to go out there and stretch too far, in October. Let's just see how 2015 plays out, but I think putting a stake in the ground at 20% is a pretty decent starting point.

 Ashish Sabadra - Deutsche Bank - Analyst

Absolutely, that is great. Just one final question on Conversant acquisition. You talked about, and Melisa talked about those synergies between the Private Label and the Conversant acquisition. I was wondering if you could provide some more color around cross-sell synergies between Conversant and Epsilon? How does that help bridge the gaps that you had in your traditional Epsilon offering, and potential for cross-selling Conversant into your Epsilon plan base?

 Ed Heffernan - Alliance Data Systems Corporation - President & CEO

Sure, we talked about -- it is interesting that a lot of the inbound interest is coming first from Melisa's folks, but on the overall Epsilon side, obviously, you've got a few hundred very large clients. With a lot of those clients today, we are the keeper of their transactional information. They trust us with that first-party transactional data.

That's exactly the model that Conversant is transitioning towards, which is: Hey, we are the trusted third-party keeper of your information; we're not going to turn around and turn it into a competitive tool against you, as someone else might in the digital space. I think, you put those two together, then the client should feel very comfortable that we are the right solution as this neutral holder of their most precious information. You put those together, that is the first step that everyone needs to get comfortable with.

Then, with that, what we did is very simply, this is a build or buy. With Conversant's presence in the targeted digital display, and also its emerging presence in mobile and social, in video, those are all going to basically accelerate what Epsilon was building in-house. The Agility Harmony platform, which is primarily permission-based email to start with, has already jumped off very nicely.

So, you put all these assets together, and you are going to have a toolbox, as far as we are concerned, second to none. Frankly, we are going to go out there and arm our clients, whether they are card clients, whether they're Epsilon clients, whether they are AIR MILES clients or BrandLoyalty clients, with the full suite of products that can hit any channel at any time. Frankly, we think it will be an offering second to none. It is a very precise way of hitting the market, which is first-party transactional, data-driven marketing, but it's our sandbox and it's what we are good at. We are trying very hard to get off on a good foot here.

 Ashish Sabadra - Deutsche Bank - Analyst

That's great. Congrats on the solid results.

Operator

George Mihalos, Credit Suisse.

 George Mihalos - Credit Suisse - Analyst

Maybe just to start off again on the Private Label side, a question for Charles and Melisa. Looking at the operating expense line within Private Label, it has been pretty stable the last three quarters, certainly the last two. How should we think about that going forward into 2015? Then, maybe somewhat related to that, the gross yield coming down about 50 or 60 basis points annually. Is that a good way to think about it going forward as you grow your portfolio and venture into co-branded and other things?

 Melisa Miller - Alliance Data Systems Corporation - President of Retail Credit Services

Good morning, George. It is Melisa. I will take a stab at this and, Charles, I'd invite you to back me up if I miss anything.

With respect to the yield, so what you're seeing really there is the impact of a number of new brands that we are bringing on, and a little bit of the environment as well. I think what you are seeing for -- what we've communicated is about what you could expect.

What we would tell you about our operating leverage is we really invested in two key areas. First of all, the people, in order to support our new partners. But also, we can't ignore the growth that we've seen in our current brand partners. So, as they execute more programs, as they need greater bandwidth, we can never take our eye off the ball of those partners that have trusted us for 25 years. We would tell you that the expense leverage that we've seen, in particular in Q3, is something that we'll continue to be focused on, and soon we'll begin to level that out.

 George Mihalos - Credit Suisse - Analyst

Okay, great. Maybe shifting gears to the Epsilon business: Charles, is the right way to think about that business, ex the Conversant acquisition, that revenue growth and EBITDA growth should track in line going forward, and that probably the upside here in the third quarter was a little bit agency as a revenue mix shift?

 Charles Horn - Alliance Data Systems Corporation - CFO

I would say that is accurate. If we're looking for high single-digit growth in revenue, then you would have the same expectations for EBITDA. To say it another way, do I expect that the EBITDA margins of 21.5%, 22% to expand appreciably over the next few years? Probably not. There could be some coming through it.

I think the best opportunity for us is, as we are onboard Conversant more of a product transaction-based revenue stream, that is where you can get more of your EBITDA flow through, better margin expansion. With the base Epsilon business having a high element of service -- service is people driven, very difficult to leverage people, especially when you are in an inflationary world right now in terms of the costs on these technology employees, probably consistent margins for base Epsilon, but some improvements coming from the CNVR acquisition.

 George Mihalos - Credit Suisse - Analyst

Great, thanks, guys.

Operator

David Togut, Evercore.

 David Togut - Evercore Partners - Analyst

Ed and Charles, you called for $1.1 billion in free cash flow for 2015, prior to regulatory capital support. Can you update us on capital allocation priorities, particularly with your stock where it is and acquisition opportunities you might have in the pipeline?

 Ed Heffernan - Alliance Data Systems Corporation - President & CEO

Yes, sure, I'll take a shot at it. I think one of the bennies of having a lot of free cash flow is you do have a fair amount of flexibility here. I think we're going -- our leverage rate -- help me out, Charles -- with the Conversant deal is still only going to be in the mid-2%s, so it's very modestly leveraged even with that deal itself.

I would think that, once we get the Conversant deal behind us, that means we will have done the BrandLoyalty deal in 2013 and the Conversant deal end of 2014, beginning of 2015. My gut tells me, right now, we would then probably, or most likely turn our guns back on the buyback approach because, especially at these levels, I would think, certainly, there is a good opportunity to do something. This is the time where you want to back up the truck a little bit. We want to get Conversant done and out of the way, and then my guess is, right now, 2015, it is unlikely you will see a big deal from us in 2015, and more likely that you'll see more of a capital return approach, especially in these markets.

 David Togut - Evercore Partners - Analyst

Thank you very much.

Operator

Tulu Yunus, Nomura Securities.

 Tulu Yunus - Nomura Securities - Analyst

A couple quick ones -- one is just on the acquired files in fourth quarter. Given that we're getting pretty close to the holiday season, can you size any risk as far as whether those may not actually convert in 4Q and may actually be a 2015 event? How do you feel about that converting this year?

 Melisa Miller - Alliance Data Systems Corporation - President of Retail Credit Services

We've been working on these files for a number of months. In fact, both BJs and Meijers, in particular, have had work in action for a year, so we are very, very confident these files will convert.

 Tulu Yunus - Nomura Securities - Analyst

Okay, great. Secondly, on the Conversant deal and the opportunity for revenue synergies, it sounds like a big part of that could be the ability to cross-sell Dotomi and their CRM services, and wrap that around what you guys have with Agility, and sell that into your Private Label client base. The question is: With a lot of your Private Label clients, you already do a lot of targeted marketing for them with their Private Label cards. What would be the benefit for those clients to actually say: Okay, yes, maybe a CRM solution like Dotomi makes sense?

 Ed Heffernan - Alliance Data Systems Corporation - President & CEO

I think it is a great question. Certainly, we have very rich first-party transactional data, but it is only on the Private Label card itself. You're maybe talking 30% of what goes on at the retailer.

With the Conversant solution, the retailer would provide us with 100% download of their transactional information, and as a result we would get a much broader view of who shops there and what they're purchasing. I think what it brings to the table is that it gives you a much, if you want to call it, larger sandbox to play in versus Private Label.

Now, will you be able to offer the same type of rewards and programs like that? Probably not. That would be -- if you are Private Label cardholder, that takes precedence. But it gives you a second layer of what I call the birthday cake of the ability to get not just 30% view of the customer activity, but more like 90% of the customer activity.

 Tulu Yunus - Nomura Securities - Analyst

Makes perfect sense, thank you.

 Ed Heffernan - Alliance Data Systems Corporation - President & CEO

Okay, well, thank you for all your time, and we will talk to you next quarter. Bye-bye.

Operator

Thank you, ladies and gentlemen. This concludes today's conference call. You may now disconnect.

Conversant Acquisition

On September 11, 2014, the Company entered into an Agreement and Plan of Merger with Conversant, Inc. and Amber Sub LLC, a direct wholly-owned subsidiary of Alliance Data Systems Corporation.  The agreement provides for the merger of Conversant with and into Amber Sub LLC, with Amber Sub LLC continuing as the surviving company and a direct wholly-owned subsidiary of the Company. The parties currently expect to close the transaction by year end.  However, completion of the transaction is subject to customary conditions, including approval by Conversant stockholders, listing on the New York Stock Exchange of the shares of Alliance Data common stock to be issued in the transaction, effectiveness of Alliance Data's registration statement on Form S-4 and receipt of required regulatory approvals.

Important Information for Investors and Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant, Inc. and a subsidiary of Alliance Data Systems Corporation.

In connection with the proposed merger, on October 2, 2014, Alliance Data filed with the United States Securities and Exchange Commission ("SEC") a registration statement on Form S-4 (File No. 333-199128) containing a proxy statement/prospectus.  After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders can obtain copies of the registration statement and proxy statement/prospectus and other documents filed with the SEC by Alliance Data and Conversant, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Alliance Data will be made available free of charge on Alliance Data's website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant will be made available free of charge on Conversant's website at www.conversantmedia.com.

Safe Harbor Statement/Forward Looking Statements

Certain information set forth in this communication, including financial estimates and projections and statements as to the expected timing, completion and effects of the proposed merger between Alliance Data and Conversant, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "predict," "project," "would" and similar expressions as they relate to each company or their respective management teams. These estimates and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements.

Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations (financial or otherwise) and intentions, the estimated timetable for completing the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Alliance Data and are subject to significant risks and uncertainties outside of our control.

Participants in the Solicitation

Alliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data's directors and executive officers is set forth in the proxy statement for Alliance Data's 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant's directors and executive officers is set forth in the proxy statement for Conversant's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger.  Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.  You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.